As filed with the Securities and Exchange Commission on May 18, 2001

                                             Securities Act File No. 033-54655
                                     Investment Company Act File No. 811-07203

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             -------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                  Merrill Lynch Municipal Strategy Fund, Inc.
                               (Name of Issuer)

                  Merrill Lynch Municipal Strategy Fund, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59020H 10 4
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
                  Merrill Lynch Municipal Strategy Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.             Michael J. Hennewinkel, Esq.
Sidley Austin Brown & Wood LLP         Merrill Lynch Investment Managers, L.P.
One World Trade Center                 P.O. Box 9011
New York, New York  10048-0557         Princeton, New Jersey  08543-9011

                                April 16, 2001
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

         This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Municipal Strategy Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 3,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") as originally filed with the Securities and Exchange Commission on April 16, 2001 and supplemented on April 18, 2001 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

         The Offer terminated at 4:00 P.M., Eastern time, on May 14, 2001 (the "Expiration Date"). Pursuant to the Offer, 467,669.293 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $8.93 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $4,176,286.79.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 MERRILL LYNCH MUNICIPAL STRATEGY FUND, INC.



May 18, 2001                               By   /s/ Terry K. Glenn
                                             ---------------------------------
                                           (Terry K. Glenn, President)